NEWS RELEASE
SANGOMA ANNOUNCES FIRST QUARTER FISCAL 2025 RESULTS
Net Cash provided by operating activities increased 55% year-over-year with 124% of Adjusted EBITDA being converted to operating cash flow

MARKHAM, ONTARIO, November 6, 2024 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced its first quarter financial results and unaudited condensed consolidated interim financial statements for the quarter ended September 30, 2024.

Unaudited in US $000	Q1 FY2025	Q1 FY2024	Change	Q4 FY2024	Change
Revenue	$60,150	$63,028	(5)%	$60,934	(1)%
Gross profit	$41,181	$44,028	(6)%	$41,807	(1)%
Operating expenses[1]	$42,056	$45,001	(7)%	$41,600	1%
Net loss	$(1,910)	$(2,444)		$(1,708)
Net loss per share (fully diluted)	$(0.06)	$(0.07)		$(0.05)
Adjusted EBITDA[2]	$9,814	$9,882	(1)%	$11,110	(12)%
Net cash provided by operating activities	$12,127	$7,849	55%	$11,703	4%
Net cash provided by operating activities as a percentage of Adjusted EBITDA[2]	124%	79%	56%	105%	17%

Total Revenue for the first quarter of fiscal 2025 was $60.2 million, just below the guided range of $61.0 to $62.0 million, while Adjusted EBITDA2 came in at $9.8 million, on the high end of the guided range of $9.0 to $10.0 million. The Company's first-quarter results were impacted by a delay in orders that had been expected at the close of the quarter, primarily due to the disruption caused by Hurricane Helene, which affected both our customers and our operations, given the Company's significant employee presence at our Sarasota, Florida office. The revenue from these orders was approximately $0.63 million and are expected to fully ship in the second quarter.

The Company's balance sheet remains strong as we continue to improve, finishing the first quarter of fiscal 2025 with net cash provided by operating activities ("operating cash flow") of $12.1 million representing an increase of 55% over the prior year quarter. The Company finished the quarter with a cash balance of $16.7 million, reflecting a strong quarterly progression of operating cash flow, primarily due to ongoing cost savings initiatives and effective net working capital management.

Net cash provided by operating activities as a percentage of Adjusted EBITDA2 for the first quarter reached 124%, representing a significant increase when compared to 79% in the same quarter of the prior year and the third straight quarter that it exceeded 100%.

Operating expenses1 were $42.1 million for the first quarter of fiscal 2025, down approximately 7% over the first quarter of 2024.

"We are pleased with the growth of our sales pipeline and average deal sizes, thanks to our new go-to-market initiatives, and we remain on track to meet our fiscal guidance for the year," said Charles Salameh, Chief Executive Officer. "Meanwhile, our business profitability remains strong, with robust growth in operating cash flow during the first quarter. This has led to continued deleveraging of the balance sheet, giving us greater capital flexibility for the future."

Sangoma executed a debt repayment on the revolving credit facility of $4.3 million in the quarter, bringing total debt repayments for the quarter to $8.7 million, marking the second of a series of planned payments aimed at reducing Sangoma’s debt to $55 million to $60 million by the end of fiscal 2025 as outlined in our capital allocation strategy. Sangoma continues to remain comfortably within its debt covenants.

Net loss was $1.9 million for the first quarter of fiscal 2025, while Adjusted EBITDA2 remained strong at $9.8 million for the quarter, representing 16% of total revenue. The Company continues to successfully self-fund its transformation and in this quarter spent a total of $0.2 million relating to its strategic enterprise resource planning ("ERP") initiative. Without this investment, Adjusted EBITDA2 for the first quarter would be $10.0 million.

Outlook for Fiscal 20253

The Company is re-affirming guidance for fiscal 2025. Sangoma expects revenue in the range of $250 million to $260 million and Adjusted EBITDA2 from $42 million to $46 million.

Conference call
Sangoma will host a conference call on Wednesday, November 6, 2024, at 5:30 pm ET to discuss these results. The dial-in number for the call is 1-800-806-5484 (International +1-416-340-2217) and the participant passcode is 8503464#. Participants are requested to dial in 5 minutes before the scheduled start time and ask to join the Sangoma call.

1 Operating Expenses consist of sales and marketing, research and development, general and administration and amortization of intangible assets.
2 Adjusted EBITDA is a non-IFRS financial measure used by the Company to monitor its performance. Please see the section entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” in this press release for how we define “Adjusted EBITDA”.
3 The information in this section is forward-looking. Please see the section entitled “Cautionary Statement Regarding Forward-Looking Information” in this press release.

About Sangoma Technologies Corporation
Sangoma (TSX: STC; Nasdaq: SANG) is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises setups. Additionally, Sangoma provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for nine years running in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to drive innovation in communication technology continuously. For more information, visit www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the future success of our business, development strategies and future opportunities.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management's guidance on revenue and Adjusted EBITDA, statements relating to expected future production and cash flows, and other statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, risks and uncertainties associated with changes in exchange rate between the Canadian dollar and other currencies (in particular the United States’ (“US”) dollar), changes in technology, changes in the business climate, changes to macroeconomic conditions, including (i) inflationary pressures and potential recessionary conditions, as well as actions taken by central banks and regulators across the world in an attempt to reduce, curtail and address such pressures and conditions, including any increases in interest rates, and (ii) the effects of adverse developments at financial institutions, including bank failures, that impact general sentiment regarding the stability and liquidity of banks, and the resulting impact on the stability of the global financial markets at large, risks related to the COVID-19 (coronavirus) pandemic and any resurgence thereof, our ability to identify and effectively remediate material weaknesses and significant deficiencies in our internal controls, our current level of indebtedness and the ability to incur additional indebtedness in the near- and long-term; changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN (as defined in our MD&A), impairment of goodwill and new competitive pressures, political disturbances, geopolitical instability and tensions, or terrorist attacks, and associated changes in global trade policies and economic sanctions, including, but not limited to, in connection with (x) the ongoing conflict in Ukraine (the “Russo-Ukraine War”) and (y) any impact, effect, damage, destruction and/or bodily harm directly or indirectly relating to the ongoing hostilities in the Middle East, and technological changes impacting the development of our products and implementation of our business needs, including with respect to automation and the use of artificial intelligence (“AI”) and the other risk factors described in our most recently filed Annual Information Form for the fiscal year ended June 30, 2024.

Our guidance is based on the Company’s assessment of many material assumptions, including:

•The Company’s ability to manage current supply chain constraints, including our ability to secure electronic components and parts, manufacturers being able to deliver ongoing quantities of finished products on schedule, no further material increases in cost for electronic components, and no significant delay or material increases in cost for shipping
•The successful transformation of the Company’s go-to-market strategy
•The revenue trends the Company experienced in fiscal 2025 to-date, the trends we expect going forward in fiscal 2025, the impact of our transformation of our go-to-market strategy and the impact of growing economic headwinds globally
•The continuing effects of recent macro factors such as inflation, interest rates, recessions, invasions or declarations of war
•There being continuing growth in the global UCaaS and cloud communications markets more generally
•There being continuing demand and subscriber growth for our Services and continuing demand as anticipated for our Products
•The impact of changes in global exchange rates on the demand for the Company’s Products and Services
•The ability of the Company’s customers to continue their business operations without any material impact on their requirements for the Company’s Products and Services
•The Company’s forecasted revenue from its internal sales teams and via channel partners will meet current expectations, which is based on certain management assumptions, including continuing demand for the Company’s products and services, no material delays in receipt of products from its contract manufacturers, no further material increase to the Company’s manufacturing, labor or shipping costs
•That the Company is able to attract and retain the employees needed to maintain the current momentum
•The timely execution of our ERP implementation in line with our forecasted budget

Non-IFRS Measures and Reconciliation of Non-IFRS Measure
This press release contains references to Adjusted EBITDA, a non-IFRS measure. Non-IFRS financial measures are used by management to evaluate the performance of the Company and do not have any meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Non-IFRS financial measures used herein have been applied on a consistent basis. “Adjusted EBITDA” means earnings before income taxes, interest expense (net), share-based compensation, depreciation (including for right-of-use assets), amortization, restructuring and business integration costs, goodwill impairment and change in fair value of consideration payable. Adjusted EBITDA is a measure used by many investors to compare issuers. We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company's main business activities before taking into consideration how they are financed, taxed, depreciated or amortized. Investors are cautioned that non-IFRS financial measures, such as Adjusted EBITDA, should not be construed as an alternative to net income or cash flow determined in accordance with IFRS. The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net loss.

The following table reconciles Adjusted EBITDA to net loss for the periods indicated:

Unaudited in US $000	Three month periods ended September 30
	2024	2023	Change	Change
	$	$	$	%
Net loss	(1,910)	(2,444)	534	(22)%
Tax expense (recovery)	(343)	(347)	4	(1)%
Interest expense (net)	1,378	1,662	(284)	(17)%
Share-based compensation	728	662	66	10%
Depreciation of property and equipment	1,085	1,073	12	1%
Depreciation of right-of-use assets	678	759	(81)	(11)%
Amortization of intangibles	8,198	8,361	(163)	(2)%
Restructuring and business integration costs	—	156	(156)	(100)%
Adjusted EBITDA	9,814	9,882	(68)	(1)%
Percentage of revenue	16%	16%	1%	4%

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com